EXHIBIT 1

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen
Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES SIGNS JOINT VENTURE AGREEMENT WITH ANWELL

TECHNOLOGIES TO DEVELOP OLED-RELATED SYSTEMS

Hong Kong, March 29, 2006 — Global-Tech Appliances Inc. (NYSE: GAI) announced today that its wholly-owned subsidiary, Consortium Investment (BVI) Limited (“CIBL”), has entered into an agreement with Anwell Technologies Limited (“Anwell”), a publicly listed company in Singapore, to form a joint venture company, Lite Array Holdings Limited (“Lite Array”), with its manufacturing facilities in China to exploit synergies related to the production of organic light emitting diode (OLED) systems.

Pursuant to the joint venture agreement, Global-Tech will invest certain of CIBL’s OLED assets and intellectual property in exchange for a convertible note from Anwell and a 30% stake in Lite Array. Lite Array is currently wholly-owned by Global-Tech. The joint venture is intended to leverage the design and manufacturing capabilities of Global-Tech and Anwell to pursue potential opportunities in the OLED market.

John C.K. Sham, President and Chief Executive Officer, said: “We are delighted to enter into this venture with Anwell which we believe has established in the last few years a reputation as one of the world’s leading advanced automation equipment manufacturers for the optical disc industry. By teaming up with Anwell and combining both of our resources, we believe that we can enhance and accelerate our progress in exploiting other opportunities in the OLED market.”

Franky Fan, Executive Chairman and CEO of Anwell, added, “By partnering with Global-Tech, we anticipate that our combined strengths will enable us to enhance our competitive position by maximizing the synergies that will generate higher efficiencies and cost reduction for developing solution processing techniques which can be used in OLED systems.”

Mr. Sham concluded, “In the last few years, while dedicating our efforts and resources to developing OLED displays, we have been continuously exploring other means of expanding into different OLED markets. We are optimistic that this joint venture with Anwell can provide an avenue to achieve this objective.”

About Global-Tech Appliances:

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®.

About Anwell Technologies:

Anwell is a market leader in providing integrated solutions for the optical disc replication business. Anwell’s activities include the design, manufacture and sales of integrated optical disc replication systems and peripherals. In addition to providing customers with the necessary technical expertise, business knowledge, production systems and service support, Anwell is also involved in the trading of optical disc replication accessories and raw materials.

About Lite Array Holdings:

Lite Array is currently a wholly-owned subsidiary of Global-Tech Appliances Inc. Global-Tech made an investment in Lite Array, Inc., a subsidiary of Lite Array, in 2001 when it was based in California, USA, and dedicated resources in developing the OLED technology to complement its existing thin film electroluminescent (TFEL) display business. In 2003, as the R&D for the OLED was becoming mature, the technical expertise was transferred to China to prepare for mass production. After the completion of the joint venture described in this press release, Lite Array will be 30% owned by Global-Tech and 70% owned by Anwell.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value and the plan to capitalize on opportunities in the global OLED market through the joint venture with Anwell Technologies Limited, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.